SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2006

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 295	212-838-3777
Investor.relations@icos.be	jburfening@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS

FOR THE SECOND QUARTER OF 2006

Leuven, Belgium – July 27, 2006 - ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced its unaudited financial results for the second quarter ended June 30, 2006.

Revenues for the three months ended June 30, 2006 were € 29.8 million, representing a decrease of 11% from first quarter revenues of € 33.4 million and an increase of 85% from the € 16.1 million reported for the second quarter of 2005. Income from operations for the second quarter of 2006 was € 8.4 million, 22% lower than the first quarter’s income from operations of € 10.8 million and a three-fold increase over the € 2.7 million reported for the second quarter of 2005. Net income for the second quarter of 2006 was € 7.1 million, or 67 Eurocents per share, compared to net income of € 8.8 million, or 83 Eurocents per share, for the first quarter of 2006 and € 2.1 million, or 20 Eurocents per share, for the second quarter of 2005.

Revenues for the six months ended June 30, 2006 were € 63.2 million, representing an increase of 96% over the € 32.3 million reported for the same period in 2005. Income from operations for the first six months of 2006 was € 19.1 million compared to € 5.1 million for the same period last year. Net income for the first six months of 2006 was € 15.9 million, or 1.51 Euro compared to net income of € 3.8 million, or 36 Eurocents per share, for the first six months of 2005.

“We performed to plan in the second quarter, delivering solid financial results while reinforcing our market leadership position,” said Anton De Proft, ICOS’ president and chief executive officer. “Reflecting our persistence in developing new products through sustained effort and investment, we introduced a new WI-3000 high speed Wafer Inspector at the SEMICON West trade show. This product, which has been enthusiastically received by our customers, addresses the growing need for 100% 3D inspection of wafer bumps and, we believe, widens our technological advantage.”

Mr. De Proft continued, “Since the end of April, when we last offered guidance, the semiconductor industry environment has deteriorated with manufacturers curtailing capital equipment investments in response to rising inventory levels in the semiconductor supply chain. Although we applaud our customers for safeguarding the health of the industry by averting an extended down cycle, their actions are naturally weakening demand for our products.”

“Given these prevailing market conditions coupled with the limited visibility that always characterizes order flow for ICOS, we are adopting a conservative approach toward our estimates for the third quarter and assuming that demand remains soft,” continued Mr. De Proft. “Under this scenario, we would expect revenue to decrease sequentially by as much as 20% to 30%, which would still translate to a year-over-year growth between 6% and 21%. We expect the gross margin in the third quarter to range between 57% and 60%, reflecting an unfavorable product configuration mix, particular to this quarter.”

Mr. De Proft concluded: “Periods of softer demand after a strong expansion phase are of course part of the cyclical nature of our industry and ICOS, with its flexible operating model and staff of industry veterans, is very well equipped to manage order flow fluctuations. More importantly to our long-term business strategy, the fundamental growth drivers for packaging technology –increased complexity and greater variety of consumer applications – remain intact and our opportunities to expand our addressable market have not diminished. For these reasons, we intend to stay the course through continued investment in new product developments and next-generation technologies, defending and strengthening our market leadership position.”

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS’ headquarters are located in Leuven, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Korea and Hong Kong and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking information that involves risks and uncertainties, including statements regarding the Company’s plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding: market conditions and the Company’s expected financial performance in the third quarter of 2006; the Company’s long term business strategy and opportunities; and the Company’s expectations for the results of that strategy in light of those opportunities. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the risk that the Company’s dependence on the cyclical semiconductor and electronic assembly industries; uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; the Company’s ability to predict accurately the demand for its products, and products under development, and to develop strategies to address its markets successfully; risks relating to technological change and the introduction of new products by the Company’s competitors; risks relating to intellectual property and the inherent uncertainty of law suits alleging patent infringement that have been filed or threatened against, or filed by, the Company; risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.icos.be

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months		Six months
	ended June 30		Ended June 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	29,763	16,075	63,152	32,268
Cost of goods sold	11,574	6,404	24,327	12,804
Gross profit	18,189	9,671	38,825	19,464
Operating expenses:
Research & development	3,773	2,656	7,160	5,297
Selling, general & administrative	6,059	4,277	12,536	9,100
Total operating expenses	9,832	6,933	19,696	14,397
Income from operations	8,357	2,738	19,129	5,067
Other income (loss):
Interest income, net	313	154	528	265
Other income	38	46	77	90
Foreign currency exchange gain (loss)	314	(268)	310	(399)
Net other income (loss)	665	(68)	915	(44)
Net income before taxes	9,022	2,670	20,044	5,023
Income taxes	1,915	555	4,137	1,237
Net income	7,107	2,115	15,907	3,786

Basic earnings per share	0.67	0.20	1,51	0.36
Weighted average number of shares	10,574,523	10,527,607	10,566,039	10,527,459
Diluted earnings per shares	0.67	0.20	1,49	0.35
Diluted weighted average number of shares	10,683,379	10,704,309	10,674,632	10,703,819

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	June 30, 2006	Dec. 31, 2005
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	57,072	50,728
Trade accounts receivable, net	25,330	26,542
Inventories, net	27,135	25,368
Prepaid expenses and other current assets	4,466	3,430
Total current assets	114,003	106,068
Net property and equipment	10,704	10,131
Intangible assets	3,633	4,257
Other assets	2,076	2,071
Total Assets	130,416	122,527
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	8,239	12,994
Short-term borrowings & current portion long-term debt	686	638
Other current liabilities	14,361	14,375
Total current liabilities	23,286	28,007
Long-term debt, excluding current portion	3,537	3,852
Other long-term liabilities	1,598	1,587
Total liabilities	28,421	33,446
STOCKHOLDERS’ EQUITY
Common stock	3,271	3,247
Additional paid-in-capital	22,799	22,524
Treasury stock	(616)	-
Retained earnings	79,689	63,782
Accumulated other comprehensive income (loss)	(3,148)	(472)
Total stockholders’ equity	101,995	89,081
Total liabilities and stockholders’ equity	130,416	122,527

CONSOLIDATED STATEMENTS OF CASH FLOWS ACCORDING TO US GAAP

(in thousands of EURO)

	Three months ended		Six months ended
	June 2006	June 2005	June 2006	June 2005
Cash flows from operating activities	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	7,107	2,115	15,907	3,786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	594	500	1,103	990
Allowance for doubtful debts	92	68	283	99
Deferred tax expense (benefit)	(184)	198	(397)	113
Loss on disposal of property and equipment	-	1	-	19
Stock based compensation expense	8	-	16	-
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	2,281	(2,484)	(270)	(238)
Decrease (increase) in inventories	(517)	(896)	(2,878)	750
Decrease (increase) in prepaid expenses and other current assets	(568)	817	(1,363)	503
Decrease (increase) in other assets	(7)	(15)	(91)	(24)
(Decrease) increase in trade accounts payable	(3,263)	1,703	(4,552)	1,117
(Decrease) increase in other current liabilities	(1,622)	(874)	611	(1,498)
(Decrease) increase in other long-term liabilities	135	(55)	260	(80)
Net cash provided by operating activities	4,056	1,078	8,629	5,537
Cash flows from investing activities
Additions to property and equipment	(864)	(180)	(1,002)	(438)
Net cash used in investing activities	(864)	(180)	(1,002)	(438)
Cash flows from financing activities
Repayment of borrowings	(149)	(140)	(333)	(315)
Proceeds from borrowings	66	-	66	-
Payment for purchase of own shares	(616)	-	(616)	-
Proceeds from shares issued in connection with the exercise of stock options	283	61	283	61
Net cash used in financing activities	(416)	(79)	(600)	(254)
Increase in cash and cash equivalents	2,776	819	7,027	4,845
Impact of exchange rate movements on cash	(499)	243	(683)	147
Cash and cash equivalents at beginning of period	54,795	46,109	50,728	42,179
Cash and cash equivalents at end of period	57,072	47,171	57,072	47,171

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: July 28, 2006	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President